SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. )

                             FARO Technologies, Inc.

                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    311642102
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                                 (CUSIP NUMBER)

                                 March 20, 2006

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)


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  NAME OF REPORTING PERSONS: Gerald Catenacci
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  0
                                            (b) |X|
--------------------------------------------------------------------------------
  SEC USE ONLY

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  CITIZENSHIP OR PLACE OF ORGANIZATION        Canada and the United States

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    NUMBER OF          SOLE VOTING POWER                                 740,300
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
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                       SHARED VOTING POWER                                     0

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                            740,300

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                       SHARED DISPOSITIVE POWER                                0

--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          740,300


--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
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   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                        5.1%

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   TYPE OF REPORTING PERSON*                                                  IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a).        Name of Issuer:

                           FARO Technologies, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           125 Technology Park
                           Lake Mary, Florida  32746

Item 2(a).        Name of Persons Filing:

                           Gerald Catenacci
                           (the "Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting
Person is:

                           666 Fifth Avenue, 34th Floor
                           New York, New York 10103

Item 2(c).        Citizenship:

                           Mr. Catenacci is a citizen of Canada and the United
States.

Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $.001

Item 2(e).        CUSIP Number:

                           311642102


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
Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the
                  person filing is a:                Not Applicable

                      (a)       [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b)       [ ] Bank as defined in Section 3(a)(6) of
                                    the Exchange Act;

                      (c)       [ ] Insurance Company as defined in Section
                                    3(a)(19) of the Exchange Act;

                      (d)       [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e)       [ ] Investment Adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                      (f)       [ ] Employee Benefit Plan or Endowment Fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)       [ ] Parent Holding Company or Control Person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)       [ ] Saving Association as defined in Section
                                    3(b) of The Federal Deposit Insurance Act;

                      (i)       [ ] Church Plan that is excluded from the
                                    definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)       [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  A.  Gerald Catenacci

                  (a)  Amount beneficially owned:                                                           740,300
                  (b)  Percent of Class:                                                                       5.1%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                           740,300
                      (ii) Shared power to vote or to direct the vote:                                            0
                      (iii)Sole power to dispose or direct the disposition of:                              740,300
                      (iv) Shared power to dispose or to direct the disposition of:                               0


         Mr. Catenacci is the managing member of Principled Capital Management, L.L.C., the general partner of each of Highway Partners, L.P. and Thruway
Partners, L.P. Mr. Catenacci is also the managing member of Principled Asset
Administration, LLC, the investment advisor to

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

Expressway  Partners,  Ltd.  Accordingly,  Mr.  Catenacci  is deemed to  control
740,300 shares of Common Stock beneficially owned by these entities.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                           Each of Highway Partners, L.P., Thruway Partners, L.P. and
                           Expressway Partners, Ltd. have the right to receive dividends and the proceeds from the sale of the shares of the Common Stock held by such person.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
                  on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2006

                                                            /s/ Gerald Catenacci
                                                            --------------------
                                                            Gerald Catenacci




     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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